GASTAR EXPLORATION USA, INC.

1331 Lamar Street, Suite 1080

Houston, Texas 77010

(713) 739-1800

June 27, 2008

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Mr. H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (Registration No. 333-150181) of Gastar Exploration USA, Inc., a Michigan corporation (the “Company”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the effectiveness of its Registration Statement on Form S-4 (Registration No. 333-150181) be accelerated so that the Registration Statement will become effective on Tuesday, July 1, 2008 at 11:00 a.m., New York time, or as soon as thereafter practicable. The Company hereby acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert comments of the staff of the Commission and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GASTAR EXPLORATION USA, INC.

By:	/s/ Michael A. Gerlich
Name:	Michael A. Gerlich
Title:	Treasurer